UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Presidente Riesco 5711, Piso 20

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOR IMMEDIATE RELEASE

LAN AIRLINES S.A. ANNOUNCES ACCOUNTING POLICIES AND EXPECTED IMPACT RELATED TO THE ADOPTION OF IFRS

Santiago, Chile, September 30, 2008 – LAN Airlines S.A. and its related companies, (“LAN” or “the Company”) (NYSE: LFL / IPSA: LAN), today informed the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros (“SVS”)) of the main accounting policies and the expected impact on shareholders’ equity related with the implementation of International Financial Reporting Standards (IFRS). In accordance with SVS regulations, all public companies in Chile with significant market presence must adopt IFRS as of January 1, 2009.

The adoption of IFRS seeks to align Chilean accounting principles with international standards. It is important to note that the adoption of IFRS represents an accounting change only, and does not affect the underlying operation of the business or its cash flows.

LAN’s preliminary estimate is that the impact of the adoption of IFRS will result in a 4.3% decline in the Company’s shareholders’ equity as of December 31, 2007. This represents a US$42 million reduction and as a result adjusted shareholders’ equity will amount to US$946 million.

The Company estimates that the adoption of IFRS will not have a significant material effect on its financial results in the future.

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About LAN

LAN Airlines is one of the leading passenger airlines in Latin America. The company serves more than 60 destinations around the world through an extensive network that offers full connectivity within Latin America while also linking the region with North America, Europe and the South Pacific, as well as 58 additional international destinations through its various code-share agreements. LAN Airlines and its affiliates have a leading position in their respective domestic markets of Chile and Peru as well as an important presence in the Argentinean domestic market.

Currently, LAN Airlines operates one of the most modern fleets in the world, with 75 passenger aircraft and its cargo affiliate, LAN CARGO, operates 9 dedicated freighters. The company recently completed its short haul fleet renovation process by acquiring new aircraft from the Airbus A320 family, enabling LAN to improve its efficiency and to reduce significantly its CO2 emissions. The fleet renovation is part of the company’s commitment to the protection of the environment.

LAN is one of the few Investment Grade airlines in the world (BBB). The company’s world class quality standards enabled its membership in oneworld™, the global alliance that encompasses the best airlines in the world. For more information please visit www.lan.com or www.oneworldalliance.com

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Gisela Escobar – Head of Investor Relations	Maria Barona/Melanie Carpenter
gisela.escobar@lan.com	lan@i-advize.com
Rodrigo Petric – Investor Relations Analyst	i-advize Corporate Communications, Inc.
rodrigo.petric@lan.com	Tel: (212) 406-3690
Tel: (56-2) 565-8785

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2008

Lan Airlines S.A.
/s/ Alejandro de la Fuente Alejandro de la Fuente Chief Financial Officer